SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12B-25


                         COMMISSION FILE NUMBER 333-91469

                           NOTIFICATION OF LATE FILING


(Check One):  [X]  Form 10-K          [ ]  Form 11-K
              [ ]  Form 20-F          [ ]  Form 10-Q         [ ]  Form N-SAR


For Period Ended:     December 31, 2001
                      ---------------

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not Applicable
                                  --------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable
                                                --------------


                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:   Pathnet Telecommunications, Inc.
                           ----------------------------------------

Former name if applicable:  Not Applicable
                            --------------

Address of principal executive office (street and number):  11720 Sunrise
                                  Valley Drive
                                                            ----------------

City, State and Zip Code:  Reston, Virginia 20191
                           ------------------------


                                     PART II

                             RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

     We require additional time to prepare and file our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 in order to prepare the financial statements and explanatory notes to be included in the subject report and to provide the related disclosure in the Form 10-K. This extension is required primarily due to the complexity in the application of SFAS 121 Accounting for the Impairment of Long-Lived Assets to be disposed of as a result of recent events and circumstances. We have taken reasonable steps to resolve this matter, but we have not yet been successful in doing so. We were therefore unable to timely file our Form 10-K for the yearly period ended December 31, 2000.

     We intend to file our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 no later than the fifteenth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

               James M Craig                   (703) 390-1000
            -------------------------------------------------------------
                    (Name)            (Area Code and Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               [X]  Yes  [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [X]  Yes  [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          Pathnet Telecommunications, Inc.
                    ----------------------------------------
                  (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  April 2, 2001    By:   /s/  Shawn F. O'Donnell
                              ---------------------------
                           Name:   Shawn F. O'Donnell
                           Title:  Executive Vice President,
                                     Network Services

PART IV - OTHER INFORMATION

     We incurred significant losses in the twelve month period ending December 31, 2000. Because a significant portion of these losses are the result of asset impairments, and because we have not yet been able to determine the precise amount of their impairment adjustments, we have not been able to finalize our financial statements. We estimate that our impairment adjustment will be in the range of $250 to $270 million. However, because the market for these assets is not well developed, our valuations are only our best estimates and it is possible that these assets could be worth more or less than their written down values in a future asset sale or sale as part of a viable going concern. We estimate that our revenue for the twelve month period ended December 31, 2000, to be in the range of $40 to $45 million, as compared to revenue of $3.3 million for 1999. This increase is mainly attributable to revenues from our sale of construction services. We estimate that the cost of services for the year ended December 31, 2000, to be approximately $15 million as compared to $8.2 million for 1999. This increase is related to operating expenses as we put more of our network into service. We expect our selling, general and administrative expenses to be in the range of $35 to $40 million for the year ended December 31, 2000, compared to $14.7 in 1999. The increase is attributable to additional staff costs incurred as we continued to develop our infrastructure, along with administrative costs related to obtaining regulatory status and deferred compensation expense for stock options.

     Our current cash resources and expected revenues from operations are insufficient to meet our existing obligations and our long-term needs for continuing operations. We have been unable to obtain sufficient additional financing to sustain our operations. Consequently, on April 2, 2001, we, along with several of our subsidiaries, filed voluntary petitions for Chapter 11 bankruptcy protection with the U.S. Bankruptcy Court of the District of Delaware. We have petitioned the court to allow us to operate our business as debtors-in-possession. There is substantial doubt as to our ability to continue as a going concern. We are currently pursuing strategic alternatives that may be available to us, including a potential sale of all or a substantial portion of our business or assets, and a liquidation of the remainder.

EXHIBIT 1

James M. Craig
Chief Financial Officer
Pathnet Telecommunications, Inc.
11720 Sunrise Valley Drive
Reston, Virginia 20191

Dear James:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated April 2, 2001.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Pathnet Telecommunications, Inc. on or before the date the Form 10-K of Pathnet Telecommunications, Inc. for the year ended December 31, 2000 is required to be filed.

Yours very truly,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP